UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1) *

cbdMD, INC.
(Name of Issuer)

Common stock
(Title of Class of Securities)

12482W101
(CUSIP Number)

April 22, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12481W101	SCHEDULE 13G/Amendment No. 1	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JUSTICE FAMILY OFFICE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,516,400 shares of common stock
	6.	Shared Voting Power 0 shares of common stock
	7.	Sole Dispositive Power 1,516,400 shares of common stock
	8.	Shared Dispositive Power 0 shares of common stock
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,516,400 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12481W101	SCHEDULE 13G/Amendment No. 1	Page 3 of 5

ITEM 1(a).
NAME OF ISSUER

cbdMD, Inc.

ITEM 1(b).
ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

4521 Sharon Road, Suite 450
Charlotte, NC 28211

ITEM 2(a).
NAME OF PERSON FILING.

This Schedule 13G is being filed by Justice Family Office, LLC, a North Carolina limited liability company (the "Reporting Person").

ITEM 2(b).
ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The address of the Reporting Person is 8712 Longview Club Drive, Waxhaw, NC 28173.

ITEM 2(c).
CITIZENSHIP.

North Carolina.

ITEM 2(d).
TITLE OF CLASS OF SECURITIES:

Common stock.

ITEM 2(e).
CUSIP No.

12481W101

ITEM 3.
IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

CUSIP No. 12481W101	SCHEDULE 13G/Amendment No. 1	Page 4 of 5

ITEM 4.
OWNERSHIP

(a)
Amount beneficially owned: 1,516,400 shares of common stock.
(b)
Percentage of class: 6.0%
(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote: 1,516,400 shares.
(ii)
Shared power to vote or to direct the vote: 0 shares.
(iii)
Sole power to dispose or to direct the disposition of: 1,516,400 shares.
(iv)
Shared power to dispose or to direct the disposition of: 0 shares.

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.
OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.
NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.
CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

JUSTICE FAMILY OFFICE, LLC

Dated: May 1, 2019	By:	/s/ Shannon Justice
Shannon Justice